Mail Stop 3561

July 13, 2006

Sam L. Susser, President
Susser Holdings Corporation
4433 Baldwin Boulevard
Corpus Christi, TX 78408

> **Re:** **Susser Holdings Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2006**
> **File No. 333-134033**

Dear Mr. Susser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated June 9, 2006. We further note that the issuance of shares of common stock to class A and B unit holders will occur concurrently with this public offering and that the number of shares to be issued is contingent on the initial public offering price. Please provide us with an analysis of why the private issuance of shares to these unit holders should not be integrated with this public offering. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992) in your analysis.

2. We note your response to comment 6 in our letter dated June 9, 2006. Please revise to clarify that when you use the term "independent convenience store," you mean a company unaffiliated with a petroleum company. Further, please provide support for the following statements, or tell us where you may find the information in the materials provided to us:

    - That you are the largest non-refining motor fuel distributor in Texas;
    - That your industry is expected to grow to $559.9 billion in 2009;
    - That the 10 largest convenience store retailers account for 9% of total industry stores in 2004; and

- That small, local operators with 50 or fewer stores account for approximately 74% of all convenience stores operated in 2005.

Cover Page of Prospectus

3. We note that you name Stripes on the cover; however, Stripes is not the issuer or the registrant. Please revise to omit the term or advise us.

Summary, page 1

4. We have reviewed your response to comment 9 in our letter dated June 9, 2006 and the revisions to your disclosure. Please revise your disclosure in the introduction to identify Adjusted EBITDA as a non-GAAP measure of performance and liquidity. Please similarly revise your disclosure on page 51.

5. If you choose to retain financial information for the twelve months ended April 2, 2006, then revise to include the same audited historical information for the last fiscal year.

Differentiated retail strategy, page 3

6. We note your response to comment 5 in our letter dated June 9, 2006. We further note that you have defined "SKU" as stock keeping units. While this is a literal definition, it does not provide the reader with the context they need to understand the relevance of the use of the term. Please revise your discussion of SKU where it appears in your prospectus in a manner that will allow a person not familiar with the retail industry to understand its meaning.

About this prospectus, page 32

7. In the second paragraph, last sentence of the paragraph, you state that "the information has not been independently verified." Under the federal securities laws, you are responsible for all information contained within your registration statement. You should avoid disclosures that suggest otherwise. Please revise accordingly.

8. We note the use of defined terms in your disclosure. The meanings of these parenthetical phrases are clear from their context and therefore unnecessary. Please revise accordingly.

Summary Pro Forma Financial Data, page 8

9. Since EBITDA excludes the cumulative effect of accounting changes and discontinued operations, please revise the title of this non-GAAP performance and liquidity measure to clearly identify the measure being used and all adjustments. Please refer to Question 14 in "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,"

issued June 13, 2003 and available on our website at www.sec.gov. Please similarly revise the title of the non-GAAP measure throughout the filing.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 43

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 44

10. We have reviewed your response to comment 18 in our letter dated June 9, 2006 and the revisions to your disclosure. It appears that you should offset and present pro forma adjustments related to both current and non-current deferred tax assets and liabilities as single amounts. Please refer to paragraph 42 of SFAS 109. Please revise or advise. In addition, please disclose the significant assumptions, such as the applicable tax rate, used to determine the deferred tax assets and liabilities as previously requested.

Unaudited Pro Forma Consolidated Statement of Operations, page 45

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page 46

11. We note your response to comments 19 and 20 in our letter dated June 9, 2006 and the revisions to your disclosure. Please provide a sensitivity analysis of changes in the purchase price allocation to fixed assets and intangible assets on pro forma depreciation and amortization adjustments in Note 4. Please also provide a sensitivity analysis in Note 3 on page 48.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

12. In circumstances where there is more than one item accounting for a significant change between periods in key financial data or indicators, please quantify in dollars the incremental impact of each individual item on the overall change. For example, please quantify the increase in same store sales and sales from additional stores in your discussions of merchandise sales and gross profit and the increases in utility costs and credit card fees in your discussions of operating expenses. In addition, please discuss the business reasons underlying each of the changes you identify. For example, please disclose the factors that resulted in the increase in depreciation, amortization and accretion on pages 59, 61 and 63 and the increase in general and administrative expenses on page 61.

Senior Notes, page 67

13. We note your response to comment 32 in our letter dated June 9, 2006. Please describe and quantify any financial covenants in the senior notes and state whether you are in compliance with all the notes' covenants.

Financial Statements, page F-1

14. We have reviewed your response to comment 43 in our letter dated June 9, 2006. As previously requested, please include a bold line to separate predecessor financial information from successor financial information in the consolidated balance sheets and statements of members' interests and in the tables in the notes to consolidated financial statements.

Consolidated Statements of Operations, page F-4

15. As it is materially different from net income, please present net income available to common unit holders on the face of the statement. Refer to the requirements of SAB Topic 6:B.

16. We have reviewed your response to comment 48 in our letter dated June 9, 2006 and the revisions to your disclosure. Please also disclose pro forma tax and pro forma earnings per share data for the Three Hundred Fifty-Two Day Period Ended December 20, 2005.

Consolidated Statements of Members' Interests, page F-6

17. We have reviewed your response to comments 51 and 52 in our letter dated June 9, 2006. Based on your description of the December 21, 2005 transaction, it does not appear that the acquisition of Susser Holdings, LLC represented a repurchase of common stock by the predecessor. In this regard, it is still unclear to us why the transaction is not reflected as of December 21, 2005 in the accounts of the Company. As December 20, 2005 is the cutoff date between predecessor and successor operations, we would expect the balance at December 20, 2005 to reflect the closing balance sheet accounts of the predecessor. Similarly, it is still unclear to us why the common interests issued as part of the transaction, transaction fees and the deemed dividend to previous owners in excess of predecessor basis are not reflected in the accounts of the Company. Please explain in significantly greater detail why the transaction, which occurred subsequent to the cutoff date, should be reflected in the accounts of the predecessor and provide us with specific examples of other public companies that used such a presentation. Otherwise, please revise. Further, we continue to believe it would be clearer to show the elimination of predecessor equity, including retained deficit, as a single line item.

Consolidated Statement of Cash Flows, page F-7

18. We have reviewed your response to comment 53 in our letter dated June 9, 2006. Consistent with our additional comment related to the statements of members' interests, we reissue our prior comment 53. In addition, with respect to the classification in cash flows from financing activities, please tell us why you believe that the acquisition of the equity interests of the predecessor entity represents a distribution to your owners.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-12

19. We note your response to comment 56 in our letter dated June 9, 2006. Please tell us whether you charge dealers for delivery of motor fuel and if so whether the billed amounts are included in revenues. Please also tell us how you classify shipping fees and costs incurred in connection with the transportation of motor fuel to dealers. If such costs are significant and not included in cost of sales, please disclose the line item in which the costs are classified and their amounts for each period presented. Please refer to EITF 00-10.

Vendor Allowances and Rebates, page F-12

20. We have reviewed your response to comment 59 in our letter dated June 9, 2006 and the revisions to your disclosures. Please tell us whether you have netted any vendor allowances and rebates against operating expense line items. If so, please also disclose the amounts of vendor allowances netted against each operating expense line item for each period presented.

Note 3. Acquisitions, page F-14

21. We have reviewed your response to comment 60 in our letter dated June 9, 2006. With reference to the applicable accounting literature, please explain to us why you were required to account for stock options under variable accounting.

22. We have reviewed your response to comment 61 in our letter dated June 9, 2006. Additionally, we note in your response to comment 60 that due to the change in control which occurred with the December 2005 transaction, the stock options became fully vested and were exercised, resulting in a $17.3 million charge to compensation expense, classified as non-operating expense. However, in accordance with SAB Topic 14:F, share-based payment arrangements should be classified on the same line item(s) as cash compensation paid to the same employees. As such, we would expect you to record the $17.3 million charge to operating expense, consistent with the $3.8 million charge to compensation expense previously recorded for the same options. Please revise accordingly.

23. We have reviewed your response to part (a) of comment 63 in our letter dated June 9, 2006. Please explain to us why you excluded the $58 million in merger consideration paid to the preferred shareholders from the purchase price.

24. We have reviewed your response to part (b) of comment 63 in our letter dated June 9, 2006. You exclude only $11.5 million in seller expenses from your purchase price; in response to part (a) you indicate that seller expenses totaled $17 million. Please tell us what the difference represents.

25. We have reviewed your response to part (c) of comment 63 in our letter dated June 9, 2006 and the revision to your disclosure. With reference to your calculation of the deemed dividend provided in Schedule 63(c), please explain to us why you used a purchase price of $202 million rather than the $217 million purchase price disclosed on page F-17. Additionally, we note per page F-14 that Sam L. Susser and members of management owned approximately 28% of the voting equity interests of the successor as a result of the acquisition. In this regard, please explain to us how you arrived at a 31% predecessor basis. Please also tell us why the percentage of voting equity interests held by Sam L. Susser and members of management on page F-14 differs from the percentage disclosed on page F-17.

26. We note your response to comment 64 in our letter dated June 9, 2006. Please explain to us why you believe the book value of merchandise inventory represents fair value estimated at selling prices less the sum of costs of disposal and a reasonable profit allowance for the selling effort. Please refer to paragraph 37(c)(1) of SFAS 141.

Note 4. Accounts Receivable, page F-17

27. We have reviewed your response to comment 55 in our letter dated June 9, 2006 and the revisions to your disclosure. It does not appear that you are properly reflecting the balances of the predecessor's allowances for doubtful accounts and environmental cost reimbursements at December 20, 2005. We assume that the predecessor's balances were considered in the purchase price allocation to accounts receivable and were not written off by the predecessor. Please explain to us why it is appropriate to include the predecessor's balances as of the date of the acquisition in write-offs net of recoveries or revise accordingly.

Note 5. Inventories, page F-18

28. Please explain to us why it is appropriate to include the predecessor's balance of the allowance for inventory shortages and obsolescence as of the date of the acquisition in amounts written off or revise accordingly. Please refer to the above comment.

Note 6. Assets Held for Sale, page F-19

29. We have reviewed your response to comment 66 in our letter dated June 9, 2006. You disclose that you estimate the assets held for sale will be sold within the next twelve to twenty-four months. This disclosure suggests that it is probable that some assets will not be sold within the next year. As such, please either revise your disclosure to indicate that you expect the assets to be sold within one year or explain to us how you were able to conclude you met the criteria in paragraph 30 for classification as held for sale for those assets you do not expect to sell within twelve months.

Note 11. Other Noncurrent Liabilities, page F-25

30. Please revise the table at the top of page F-26 to separately disclose the activity of the predecessor and successor for the year ended January 1, 2006. Please refer to comment 55 in our letter dated June 9, 2005.

Note 15. Interest Expense, Net and Miscellaneous Income, page F-29

31. Please remove the column reflecting the combined amounts of the predecessor and successor. Please refer to comment 46 in our letter dated June 9, 2006.

Note 17. Members' Interest – Predecessor, page F-30

32. We have reviewed your response to comment 75 in our letter dated June 9, 2006 and the revisions to your disclosure. It does not appear that you allocated transaction costs to preferred securities issued in connection with the 2000 and 2001 private equity transactions in accordance with analogous guidance in APB 14. Also, it does not appear that you have recognized changes in the redemption value of the predecessor's redeemable common interests in accordance with the guidance in EITF D-98. Please advise or revise.

Note 18. Members' Interest – Company, page F-31

33. We note your response to comment 76 in our letter dated June 9, 2006. Please tell us your basis in GAAP for measuring compensation cost related to the grant of Class B common units based on a fair value using the minimum value method as opposed to the market value of your common units on the date of grant. Please refer to paragraph 10 of APB 25.

Note 20. Segment Reporting, page F-34

34. We have reviewed your response to comment 77 in our letter dated June 9, 2006. We continue to believe that your product categories should be further disaggregated in order meet the objective of paragraph 37 of SFAS 131. In that regard, in management's discussion and analysis of financial condition and results of operations you indicate that restaurant, packaged beverages and beer sales grew at a faster rate than sales of other merchandise categories. Also, you disclose the breakdown of merchandise sales by your major merchandise categories for the most recent twelve month period on page 82. Please revise to disclose sales for each major merchandise category for each period presented.

Note 21. Net Income and Loss per Unit, page F-38

35. Net income and loss per share amounts for the periods included in your audited financial statements may not be unaudited. Please remove the unaudited label in the title to this footnote and with respect to the audited information in the table on page F-39.

36. Please disclose those securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for each period presented. Refer to the requirements of paragraph 40(c) of SFAS 128.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Accountant, at (202) 551- 3340 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Stuart Ogg, Esq.
       FAX (214) 746-7777